SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Three year period ending December 31, 2003

FORM U-12 (I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of the Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b).

(To be filed in DUPLICATE. If acknowledgement is desired, file in triplicate).

1.       Name and business address of person filing statement.

Wanda M. Schiller
Amerada Hess Corporation
One Hess Plaza
Woodbridge, NJ 07095

2.       Names and business addresses of any persons through whom the undersigned propose to act in matters included within the exemption provided by paragraph (b) of Rule 71.

Not applicable.

3.       Registered holding companies and subsidiary companies by which the undersigned are regularly employed or retained.

The undersigned was employed for a portion of the reporting period by Strategic Energy, L.L.C., a subsidiary of Great Plains Energy Incorporated, a registered holding company.

4.       Position or relationship in which the undersigned are employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

The undersigned was employed as General Counsel and Secretary by Strategic Energy, L.L.C. until October 31, 2002.

In such position, the undersigned provided legal services to Strategic Energy, L.L.C.

5.       (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

Salary or other compensations

Name of Recipient	Received (a)	To be received (b)	Person or company from whom received or to be received

Wanda M. Schiller	Confidential treatment requested pursuant to Rule 104	n/a	Strategic Energy, L.L.C.

(b) Basis for compensation if other than salary.

In addition to base salary, the undersigned participated in certain employee benefit and incentive compensation plans which are generally available to management employees.

6.       (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

(a)     Total amount of routine expenses charged to client:  $0

(b)     Itemized list of all other expenses: n/a

The source of reimbursement was Strategic Energy, L.L.C.

Date: January 29, 2004

/s/Wanda M. Schiller
Wanda M. Schiller